      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 18, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                 ---------------

                               IMO INDUSTRIES INC.
                            (Name of Subject Company)

                                 ---------------

                                UD DELAWARE CORP.
                                       AND
                       UNITED DOMINION INDUSTRIES LIMITED
                                    (Bidder)

                                 ---------------

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                 ---------------

                                    452540107
                      (CUSIP Number of Class of Securities)

                                 ---------------

                             RICHARD L. MAGEE, ESQ.
                                    SECRETARY
                                UD DELAWARE CORP.
                       UNITED DOMINION INDUSTRIES LIMITED
                           2300 ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28202-6039
                            TELEPHONE: (704) 347-6800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    COPY TO:

                             STEPHEN M. LYNCH, ESQ.
                        ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                             101 NORTH TRYON STREET
                         CHARLOTTE, NORTH CAROLINA 28246
                            TELEPHONE: (704) 377-2536

                                 ---------------


                               Page 1 of 8 pages.
                       The exhibit index begins on page 7.

 CUSIP No.   452540107               SCHEDULE 14D-1            Page 2 of 8 pages
           -------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           UD Delaware Corp.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                         [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0
--------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0.0%
--------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

 CUSIP No.   452540107                SCHEDULE 14D-1           Page 3 of 8 pages
           -------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           United Dominion Industries Limited
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                         [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
--------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0
--------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0.0%
--------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                                               Page 4 of 8 pages


         This Amendment No. 1 (this "Amendment No. 1") is to the Tender Offer Statement on Schedule 14D-1 (the "Statement") that relates to the offer by UD Delaware Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a corporation organized under the laws of Canada ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Imo Industries Inc., a Delaware corporation, at a price of $6.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 2, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2) thereto, respectively. The Statement was filed with the Securities and Exchange Commission on July 2, 1997.

         Capitalized terms used in this Amendment but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and supplemented by adding to the end thereof the following:

                  On July 14, 1997, United Dominion Industries, Inc. transferred all outstanding shares of capital stock of Purchaser to United Dominion Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent. The directors and officers of United Dominion Industries, Inc. constitute the directors and officers of United Dominion Holdings, Inc. and hold the same offices with respect to United Dominion Holdings, Inc., as they respectively hold with respect to United Dominion Industries, Inc.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Item 7 is hereby amended and supplemented by adding to the end thereof the following:

                  At 12:00 midnight on July 16, 1997, Purchaser had received Consents from the holders of an aggregate of $155.0 million in principal amount of the Notes. On July 17, 1997, the Company and IBJ Schroder Bank & Trust Company, as trustee, entered into a First Supplemental Indenture dated as of July 17, 1997 (the "Supplemental Indenture") to effect the amendments to the Indenture as set forth in the Merger Agreement. At 12:00 midnight on July 17, 1997, none of such Consents had been withdrawn. As a result of such actions, the Requisite Consent Condition to the Note Tender Offer was satisfied. The Supplemental Indenture was effective upon execution thereof by the Company and IBJ Schroder Bank & Trust Company, as trustee, but will not become operative until Notes are accepted for payment pursuant to the Note Tender Offer. On July 17, 1997, Parent issued a press release with respect to the foregoing, a copy of which is filed as Exhibit (a)(11) hereto, which is incorporated by reference herein.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding the following:


         (a)(11)  Press release issued by Parent on July 17, 1997

                                                               Page 5 of 8 pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        UD DELAWARE CORP.

                                        By: /s/ GLENN A. EISENBERG
                                            ---------------------------------
                                            Name: Glenn A. Eisenberg
                                            Title: Vice President


                                        By: /s/ RICHARD L. MAGEE
                                            ---------------------------------
                                            Name: Richard L. Magee
                                            Title: Secretary

July 18, 1997

                                                               Page 6 of 8 pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        UNITED DOMINION INDUSTRIES LIMITED

                                        By: /s/ GLENN A. EISENBERG
                                            ---------------------------------
                                            Name: Glenn A. Eisenberg
                                            Title: Senior Vice President


                                        By: /s/ RICHARD L. MAGEE
                                            ---------------------------------
                                            Name: Richard L. Magee
                                            Title: Secretary

July 18, 1997

                                                               Page 7 of 8 pages


                                  EXHIBIT INDEX



Exhibit
No.
---

(a)(1)*   Form of Offer to Purchase dated July 2, 1997

(a)(2)*   Form of Letter of Transmittal

(a)(3)*   Form of Notice of Guaranteed Delivery

(a)(4)* Form of Letter from Goldman, Sachs & Co. and Union Bancaire Privee International, Inc. to Dealers, Commercial Banks, Trust Companies and Nominees

(a)(5)* Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients

(a)(6)* Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)* Summary Advertisement as published in The Wall Street Journal on July 2, 1997

(a)(8)*   Press release issued by Parent on July 2, 1997

(a)(9)*   Press release issued by the Company on July 2, 1997

(a)(10)* Form of Letter of Transmittal for Imo Industries Inc. Employee Stock Savings Plan

(a)(11)   Press release issued by Parent on July 17, 1997

(b)(1)* Commitment letter dated June 24, 1997 from Royal Bank of Canada in favor of Parent and United Dominion Industries, Inc.

(c)(1)* Agreement and Plan of Merger, dated as of June 26, 1997, among Parent, Purchaser and the Company

(c)(2)* Confidentiality Agreement dated April 25, 1997 between the Company and Parent

(c)(3)* Letter Agreement dated June 16, 1997 between the Company and Parent regarding exclusive time period for examination of the Company by Parent

-----------------------

*  Previously filed.